Exhibit 1.01

AGILENT TECHNOLOGIES, INC.

Conflict Minerals Report

For The Year Ended December 31, 2017

This Conflict Minerals Report (the “Report”) of Agilent Technologies, Inc. (“Agilent,” the “Company,” “we,” or “our”) is provided in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period from January 1, 2017 to December 31, 2017 (“Reporting Year”).

This Report should be read in conjunction with the definitions contained in the Securities and Exchange Commission (SEC) instructions to Form SD and related rules. “Conflict minerals” refers to four specific metals regardless of their country of origin or whether they are used to finance or benefit armed conflict: tantalum, tin, tungsten and gold.

Our products that could contain conflict minerals are: liquid chromatography systems; liquid chromatography mass spectrometry systems; gas chromatography systems; gas chromatography mass spectrometry systems; inductively coupled plasma mass spectrometry instruments; atomic absorption instruments; microwave plasma-atomic emission spectrometry instruments; inductively coupled plasma optical emission spectrometry instruments; laboratory automation and robotic systems; vacuum pumps and measurement technologies.

This report has been prepared by us utilizing information provided by our surveyed suppliers and resource material available as a Responsible Materials Initiative (“RMI”) member.  The information herein includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated. It does not include the activities of variable interest entities that are not required to be consolidated.

We conducted reasonable due diligence regarding the source and chain of custody of the conflict minerals in our products. Based on our efforts, we have reason to believe that some of the conflict minerals present in our supply chain may have originated in the Democratic Republic of Congo (“DRC”) or adjoining countries (collectively the “Covered Countries”). We are unable to determine with assurance the origin of the conflict minerals in our products at this time and therefore cannot exclude the possibility that some conflict minerals may have originated in the DRC or Covered Countries. For this reason, we are required under the Rule to submit this Report as an exhibit to Agilent’s Form SD.

The due diligence undertaken pursuant to the SEC Rule has been designed to conform, in all material respects, with the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related supplements for gold, tin, tantalum and tungsten.

Conflict Minerals Policy

Agilent has adopted a conflict minerals policy to ensure compliance with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act that applies to all Agilent identified supply chain partners.  http://www.agilent.com/environment/Agilent_Conflict_Minerals_Policy_Statement.pdf

We are committed to working with suppliers who adhere to our environmental expectations and human rights policies, which are publicly available on our website: http://www.agilent.com/environment/env_expectations.shtml

Due Diligence Measures Performed

Management systems

Agilent has established a management system for conflict minerals compliance. The team overseeing this program includes members of the Legal, Enterprise Regulatory Affairs and Supply Chain functions.  Their efforts are supported by Agilent’s General Counsel, as well as executive-level sponsorship. Senior management is briefed about the results of our due diligence efforts and discuss potential opportunities to improve Agilent’s conflict minerals due diligence process and to mitigate risk.

Agilent has put into place the necessary controls to promote compliance with the SEC Rule. Controls include, but are not limited to, our Standards of Business Conduct, which outlines expected behaviors for all Agilent employees and contractors and the Agilent Supplier Environmental and Social Responsibility Code of Conduct Policy which specifically requires Agilent suppliers to “take reasonable measures to ensure products, parts, components and materials supplied to Agilent are ‘DRC (Democratic Republic of Congo) conflict-free’.” Agilent purchase orders also require that the “Supplier shall comply with Agilent’s Supplier Code of Conduct Policy.” We also provide multiple mechanisms whereby employees and suppliers can report violations of Agilent’s policies, including an anonymous reporting hotline.

Agilent has also established a supplier compliance process for its supply chain. As part of this global process, suppliers receive a written communication regarding our supplier compliance requirements (including those relating to conflict minerals). In addition, core and strategic suppliers on a scheduled basis are required to complete a verification survey to ensure compliance with Agilent’s supply chain requirements.

Identification of Risk in Supply Chain

We conducted a targeted survey of 240 of our strategic and core direct material suppliers, who account for over 80% of our procurement spends in 2017. The targeted suppliers were requested to submit a CMRT of version 5.01 or later.

Results of Due Diligence Measures

Certain of the responses, provided by suppliers in their CMRT, included the names of facilities listed as smelters or refiners.  In most cases, we do not have a direct relationship with smelters and refiners and do not perform or direct audits of these entities within our supply chain.   We compared the smelters listed in the suppliers’ responses to RMI’s Country Identification (“CID”) Number, the United States Department of Commerce (“DoC”) and the London Bullion Market Association (“LBMA”).  CMRTs with smelters or refiners found to not be confirmed were returned to the supplier for corrections.

Based on the verified smelter or refiner lists provided by suppliers, via their CMRTs, we are aware that some smelters were sourcing from the DRC and Covered Countries and certified conflict-free, and other smelters did not disclose their sources but are certified conflict-free smelters. Some suppliers were unable to provide the smelters or refiners used for materials supplied to us.  Our CMRT acceptance criteria is based on correct and consistent answers to the questions and are aligned with their smelter list. Suppliers were contacted in regards to CMRTs which contained errors and/or omissions, and were requested to resubmit a corrected CMRT. More than 75% of the surveyed suppliers responded and we believe this is a reasonable approach as it allowed us to canvas suppliers who represent the majority of our expenditures in 2017.

All of the responses received provided data at a company or division level. In some cases, based on CMRT responses, we were unable to determine the specific smelters or refiners used for components, material or assemblies supplied to us. Therefore, we are unable to determine whether the conflict minerals reportedly in use by the suppliers were contained in components, parts or assemblies supplied to us. For example, suppliers did not always provide smelter lists or provided incomplete lists as they are dependent on their suppliers for complete smelter information.  There were also instances where divulged smelters were lacking smelter identification numbers, and therefore, we were unable to conclude which smelters or refiners provided the conflict minerals used by our suppliers in products supplied to us.

Based on these responses, 315 RMI confirmed smelters that process conflict minerals have been identified as potentially being in our supply chain.  This is 98% of all recognized smelters world wide. Of these, 262 smelters are confirmed conflict-free per the RMI database. 17 smelters source from the DRC or Covered Countries and are RMI certified conflict-free.

Based on the information received from suppliers regarding the smelters and refiners that processed the necessary conflict minerals in our products, we do not have sufficient information to definitively conclude the sources and countries of origin.

We believe that our inquiries and investigations represent a reasonable effort to determine the mines or locations of origin of the conflict minerals in our products, including:

(1) Seeking information about conflict minerals smelters and refiners in our supply chain through requesting that our suppliers complete the CMRT; and

(2) Verifying those smelters and refiners with the RMI database.

Future Considerations

We will continue to investigate and implement opportunities, partnering with our suppliers, to improve Agilent’s conflict minerals due diligence process and to mitigate risk that the conflict minerals necessary in our products could benefit armed groups in the DRC or Covered Countries.

Documentation related to the preparation of this report will be retained for a period of five years.

Independent 3rd party audit

Pursuant to the SEC Rule, we are not required to have an independent private sector audit (IPSA) for the Reporting Year.

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